Volaris Reports June 2018 Traffic Results;

Passenger Growth of 14%, Load Factor of 87%

Mexico City, Mexico. July 5, 2018 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, reports June 2018 and year-to-date preliminary traffic results.

During June 2018 Volaris increased total capacity, as measured in Available Seat Miles (ASMs), by 14.8% year over year. Total demand, as measured in Revenue Passenger Miles (RPMs), in June 2018 increased 12.1% year over year, reaching 1.5 billion. Volaris transported a total of 1.5 million passengers during the month, an increase of 14.1% year over year. Network load factor for June was 87.0%, a decrease of 2.1 percentage points year over year.

During the first six months of 2018, Volaris increased total capacity, as measured in Available Seat Miles (ASMs), by 10.1% year over year. Total demand, as measured in Revenue Passenger Miles (RPMs), for the six months ended June 2018 increased 9.5% year over year, reaching 8.5 billion. Volaris transported a total of 8.8 million passengers during the first six months of 2018, an increase of 9.0% year over year. Network load factor for the first six months of the year was 84.0%, a decrease of 0.5 percentage points year over year.

The following table summarizes Volaris traffic results for the month and year-to-date.

	June 2018	June 2017	Variance	June YTD 2018	June YTD 2017	Variance
RPMs (in millions, scheduled & charter)
Domestic	1,032	895	15.3%	5,996	5,313	12.9%
International	438	416	5.1%	2,495	2,443	2.1%
Total	1,470	1,311	12.1%	8,491	7,756	9.5%
ASMs (in millions, scheduled & charter)
Domestic	1,162	988	17.6%	6,935	6,139	13.0%
International	528	484	9.1%	3,180	3,047	4.4%
Total	1,690	1,472	14.8%	10,115	9,186	10.1%
Load Factor (in %, scheduled)
Domestic	88.8%	90.6%	(1.8) pp	86.5%	86.5%	0.0 pp
International	82.9%	85.8%	(2.9) pp	78.5%	80.2%	(1.7) pp
Total	87.0%	89.1%	(2.1) pp	84.0%	84.5%	(0.5) pp
Passengers (in thousands, scheduled & charter)
Domestic	1,203	1,037	16.0%	7,005	6,340	10.5%
International	305	285	6.9%	1,749	1,688	3.6%
Total	1,508	1,322	14.1%	8,754	8,028	9.0%

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 147 and its fleet from four to 70 aircraft. Volaris offers more than 324 daily flight segments on routes that connect 39 cities in Mexico and 26 cities in the United States and Central America with one of the youngest fleet in Americas. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for nine consecutive years. For more information, please visit: www.volaris.com

Investor Relations contact: Andrés Pliego & Andrea González/ Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact: Gabriela Fernández / volaris@gcya.mx / +52 55 5246 0100